Ex 99.1	v363155_ex 99.htm	EXHIBIT 99.1

Contacts:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: 617.668.6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
Fiscal Year 2013 Financial Results

Filing of Annual Report on Form 10-K

Watertown, MA, December 19, 2013 – Dynasil Corporation of America (NASDAQ: DYSL), a developer of sensing, detection and analysis technology for homeland security, medical and industrial applications, today announced financial results for fiscal year ended September 30, 2013 and the filing of its Annual Report on Form 10-K.

Revenues for the fiscal year ended September 30, 2013 were $42.8 million. This represents a decrease of $5.1 million or 10.6% over revenues for the fiscal year ended September 30, 2012 of $47.9 million.

Gross profit for fiscal 2013 totaled $18.1 million, or 42.3% of net revenue, compared with $19.5 million, or 40.7% of revenue for fiscal 2012. Gross profit margin improved primarily as a result of higher gross margins in the Contract Research segment partially offset by a decrease in the Instruments segment.

Selling, general and administrative expenses decreased $1.5 million to $19.4 million or 45.4% of sales in fiscal year 2013, from $20.9 million or 43.7% of sales for fiscal year 2012. SG&A expenses decreased primarily as a result of the substantial completion of the engineering costs associated with the product refreshes in our Instruments segment.

The Instruments segment had the greatest decrease in SG&A costs, decreasing $1.6 million to $3.5 million in 2013 compared to $5.1 million in 2012. This segment had two main product lines: a hand-held lead paint analyzer and a medical gamma probe used primarily in breast cancer treatment. The Company began a product refresh on both product lines in 2012 to enhance them with new features and functionality to maintain their market positions. The Company spent $1.3 million in fiscal year 2012 on research and development on the products and significant additional amounts on sales and marketing efforts in advance of the new product launches. In fiscal year 2013, these costs and other SG&A costs were substantially reduced while awaiting regulatory approval.

The Company’s updated medical probe, the Navigator 2.0, was approved for sale in May of 2013. However, as a result of the delays associated with both product line updates and an internal review of strategic alternatives for the lead paint analyzer product, the Company performed an interim impairment test of the Instrument segment and recorded an impairment of goodwill and intangibles totaling $6.8 million in the quarter ending March 31, 2013.

“As reported previously, we are making important steps in right-sizing our business, reducing outstanding indebtedness, and eliminating cost. With the spin out of our tissue sealant technology to the newly-formed subsidiary, Xcede Technologies, Inc. in October and the divestiture of our XRF product line in November, we continue to make significant improvements to our cash flows and our balance sheet,” said Peter Sulick, Chairman and CEO of Dynasil. “Going forward, we are focused on improving our liquidity and pursuing strategic initiatives that best position the company for future profitable growth.”

Including the goodwill impairment charge, net loss for the 12 months ended September 30, 2013 was $8.7 million, or $0.59 per share, compared with a loss of $4.3 million, or $0.29 per share, in fiscal 2012.

Liquidity

On December 31, 2012, the Company announced it was in default of certain financial covenants set forth in the terms of its outstanding indebtedness with respect to its fiscal year ended September 30, 2012. We continued to be in default throughout our fiscal year ended September 30, 2013 and currently remain in default. As a result, our lenders have the ability to require immediate payment of all indebtedness under our loan agreements. While the lenders have not exercised this right, their ability to require immediate payment has caused all of our outstanding indebtedness to be accelerated to current classification in our consolidated financial statements.

The Company has made all principal and interest payments due to its senior lender through the date of this filing. In addition to making the required principal payments of approximately $1.9 million during fiscal year 2013, the Company also repaid an additional $300,000 of principal in connection with the contribution of its tissue sealant intellectual property to Xcede Technologies, Inc., a joint venture with Mayo Clinic formed on or about October 1, 2013 to spin out and separately fund the development of the tissue sealant technology. Xcede has initiated financing efforts and has received funding from internal sources and outside investors.

The Company has accrued but not remitted monthly interest payments to its subordinated lender since February 2013 and does not expect to resume interest payments to its subordinated lender until it resolves its default with the senior lender.

Subsequent to fiscal year-end, the Company also repaid approximately $1.25 million of principal to its senior lender from the proceeds received from the sale of its lead paint business included in the Instruments segment. Management is continuing to pursue potential other sales transactions which, if consummated, would result in additional principal payments to the bank and also expects to continue discussions with its lenders to address the financial covenant situation. Because of the continuing default of the financial covenants and the possibility of an acceleration of the indebtedness by the lenders, the Company has classified all its outstanding indebtedness as a current liability in the accompanying consolidated balance sheets.

Given the Company’s results and the uncertainty created by the defaults under the outstanding indebtedness, the Company's independent registered public accounting firm has included a “going concern” explanatory paragraph in its audit opinion for the year ended September 30, 2013.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures detection and analysis technology, precision instruments and optical components for the homeland security, medical and industrial markets.  Combining world-class technology with expertise in research and materials science, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications, and sensors for non-destructive testing.  The Company is building a relationship with the Mayo Clinic to develop early-stage opportunities such as advanced biomedical technologies. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Watertown, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our default under the financial covenants under our loan agreement with Santander Bank and Massachusetts Capital Resource Company, Xcede obtaining financing from outside investors, the commercialization of our products including our dual mode detectors, our development of new technologies including at Dynasil Biomedical, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans”, “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to resolve our current default under our outstanding indebtedness, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, our ability to address our material weaknesses in our internal controls, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10 K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	September 30,	September 30,
	2013	2012
ASSETS
Current Assets
Cash and cash equivalents	$2,436,828	$3,414,880
Accounts receivable, net	3,657,320	5,475,142
Costs in excess of billings and unbilled receivables	1,537,318	1,735,798
Inventories, net of reserves	3,140,244	3,271,700
Prepaid expenses and other current assets	1,291,942	1,460,836
Total current assets	12,063,652	15,358,356

Property, Plant and Equipment, net	4,773,779	4,984,150
Other Assets
Intangibles, net	3,484,583	6,703,305
Goodwill	6,240,983	10,254,160
Deferred financing costs, net	114,229	165,457
Total other assets	9,839,795	17,122,922

Total Assets	$26,677,226	$37,465,428

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$9,819,048	$11,984,492
Capital lease obligations, current	124,383	-
Accounts payable	2,056,262	2,416,397
Deferred revenue	515,790	694,672
Accrued expenses and other liabilities	2,846,850	2,809,580
Total current liabilities	15,362,333	17,905,141

Long-term Liabilities
Capital lease obligations, net of current portion	232,173	-
Pension liability	249,966	345,443
Deferred tax liability	186,866	371,256
Total long-term liabilities	669,005	716,699

Stockholders' Equity	10,645,888	18,843,588

Total Liabilities and Stockholders' Equity	$26,677,226	$37,465,428

DYNASIL CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS

	2013	2012
Net revenue	$42,752,832	$47,887,150
Cost of revenue	24,667,087	28,381,407
Gross profit	18,085,745	19,505,743
Operating expenses:
Sales and marketing expenses	1,746,865	1,729,703
Research and development expenses	2,307,407	2,810,778
General and administrative expenses	15,371,494	16,386,454
Impairment of goodwill and long-lived assets	6,829,072	2,284,499
Total operating expenses	26,254,838	23,211,434

Loss from operations	(8,169,093)	(3,705,691)
Interest expense, net	861,038	639,096

Loss before income taxes	(9,030,131)	(4,344,787)
Income tax credit	(302,960)	(41,021)

Net loss	$(8,727,171)	$(4,303,766)

Net loss	$(8,727,171)	$(4,303,766)

Other comprehensive loss:

(Increase) decrease in pension liability	$92,513	$(345,443)
Foreign currency translation	(1,734)	109,783
Total comprehensive loss	$(8,636,392)	$(4,539,426)

Basic net loss per common share	$(0.59)	$(0.29)
Diluted net loss per common share	$(0.59)	$(0.29)

Weighted average shares outstanding
Basic	14,812,858	14,811,294
Diluted	14,812,858	14,811,294